[Company Letterhead]

May 15, 2012

FOIA CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [ ] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-04881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated April 13, 2012, to Ms. Sherilyn McCoy, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company's response.

Comment 1

Risk Factors, Page 8

1.
We note that you have engaged in significant restructuring initiatives in recent years and that you have incurred certain costs associated with such restructuring initiatives. In future filings, please revise this risk factor to give specific examples of the costs of the restructuring initiatives and examples of any material effects of not achieving expected savings and benefits.

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response 1

The Company will expand its risk factor disclosure to give specific examples of the costs of its restructuring initiatives and examples of any material effects of not achieving expected savings and benefits. The Company will provide expanded risk factor disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) based on circumstances existing in periods presented ($ amounts in millions) similar to the following:

“We may experience financial and strategic difficulties and delays or unexpected costs in completing our various restructuring initiatives, including achieving any anticipated savings and benefits of these initiatives.

In an effort to improve operating performance, we identified certain actions in the first quarter of 2012 that we believe will enhance our operating model, reduce costs, and improve efficiencies. As a result of the analysis and the actions taken so far in connection with this restructuring, we have recorded total costs to implement of $21.8. We also continue to implement our previously announced restructuring programs. For our restructuring program launched in 2005, we have recorded total costs to implement restructuring initiatives of $526.1 and expect to record total costs to implement of approximately $520 before taxes when considering historical and future costs along with expected gains from sales of properties. With regards to the restructuring program launched in 2009, we have recorded total costs to implement restructuring initiatives of $261.4 and expect total costs to implement to reach $300 to $310 before taxes. See Note 15, Restructuring Initiatives, on pages F-36 through F-39 of our 2011 Annual Report for details of the costs of the restructuring initiatives. We may not realize, in full or in part, anticipated savings or benefits from one or more of any initiatives arising under our restructuring programs or other initiatives. Other events and circumstances, such as financial and strategic difficulties and delays or unexpected costs, may occur which could result in our not realizing all or any of the anticipated savings or benefits. If we are unable to realize these savings or benefits, our ability to continue to fund other initiatives may be adversely affected. In addition, our plans to invest these savings and benefits ahead of future growth means that such costs will be incurred whether or not we realize these savings and benefits. We are also subject to the risk of business disruption in connection with our restructuring programs or other initiatives, which could have a material adverse effect on our business, financial condition and operating results.”

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Comment 2

Management's Discussion and analysis of Financial Condition and Results of Operations, page 18

2.
In future filings beginning with your next Form 10-Q, please revise your disclosure to provide a more detailed overview of the restructuring initiatives. Specifically, please address each of the following:

•	Disclose the specific adverse economic, business, competitive, et cetera factors that precipitated the material restructuring charges.

•	Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized.

•
For restructuring activities from prior periods, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such. Please also disclose the reasons for the differences and the likely effects on future operating results and liquidity.

•	Disclose the periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

Please refer to SAB Topic 5:P.4 and Item 303(a)(3) of Regulation S-K for guidance.
Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response 2

In future filings, we will disclose the specific adverse factors that have precipitated a material restructuring charge. Additionally, we will quantify the expected effects on operating income and cash flows, including the period in which the effects are expected to be realized.

In the first quarter of 2012, we recorded a $19 million restructuring charge associated with severance. In response to the comment above, we have disclosed the factors that precipitated the restructuring charge (i.e., operating performance) and quantified the expected effects on future operating income and cash flows, including the period in which the effects are expected to be realized. We disclosed the following on page 20 within the Overview section of Management's Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the period ended March 31, 2012 (“Form 10-Q”) ($ amounts in millions):

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

“In an effort to improve operating performance, we identified certain actions in the first quarter of 2012 that we believe will enhance our operating model, reduce costs, and improve efficiencies. As a result of the analysis and the actions taken, we recorded total costs to implement this restructuring of $21.8. In connection with these actions, effective April 1, 2012, Central & Eastern Europe and Western Europe, Middle East & Africa are being managed as a single operating segment. Therefore, beginning in the second quarter of 2012, this change decreases our number of reportable segments to four: Latin America; North America; Europe, Middle East & Africa; and Asia Pacific. In connection with these actions, we expect to realize operating profit benefits of approximately $10 annually and cash flow benefits of approximately $7 after taxes beginning in 2013, which will likely be a mitigating factor against inflationary cost pressures.”

On page 14 within Note 8 to the Consolidated Financial Statements within the Form 10-Q, we disclose the periods in which cash outlays are expected. Below is an excerpt from Note 8 that includes this information ($ amounts in millions):

“In an effort to improve operating performance, we identified certain actions in the first quarter of 2012 that we believe will enhance our operating model, reduce costs, and improve efficiencies. As a result of the analysis and the actions taken, we recorded total costs to implement this restructuring of $21.8 associated with approved initiatives, and the costs consisted of the following:

•	net charge of $18.8, primarily for employee-related costs;

•	implementation costs of $3.0, for professional service fees.

Total costs to implement were recorded in selling, general and administrative expenses for the three months ended March 31, 2012. Cash payments associated with these charges are expected to be made during 2012 and 2013.”

Also, on pages 12-13 within Note 8 to the Consolidated Financial Statements within the Form 10-Q, we have updated the status on achievement of anticipated savings associated with prior restructuring activities. Below is an excerpt from Note 8 of the Form 10-Q that includes this information, and it is consistent with the disclosures we would have included in our 2011 Form 10-K ($ amounts in millions):

“We have approved and announced all of the initiatives that are part of our 2005 and 2009 Restructuring Programs. We believe that we have substantially realized the anticipated savings associated with our 2005 Restructuring Program, and we are on track to achieving our anticipated savings associated with our 2009 Restructuring Program. The savings achieved from these Restructuring Programs have been offset by investments in Representative Value Proposition and advertising. Since 2005, we have recorded total costs to implement restructuring initiatives of $526.1 for actions

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

associated with the 2005 Restructuring Program, but we expect our total costs when fully implemented to be approximately $520 when considering historical and future costs along with expected gains from sales of properties. With regards to the 2009 Restructuring Program, we have recorded total costs to implement restructuring initiatives of $261.4 since 2009 and expect total costs to fully implement to reach $300 to $310.”

In future filings, we will disclose the expected timing of future expenses associated with approved restructuring initiatives, and when the costs are expected to be material, we will discuss the source of funding.

Critical Accounting Estimates, page 21

Comment 3

Allowances for Sales Returns, page 21

3.
In future filings, please disclose if your actual sales returns are in line with your estimated sales returns. Please also disclose if there are any time restrictions in which a customer is permitted to return products. To the extent necessary, please provide the disclosure by type of product. For actual sales returns that exceed your estimates, please disclose this fact, the amount by which actual sales returns exceeded your estimates, and an explanation for the difference. In this regard, we note that the amount of returned products exceeded the increase to your allowance for sales returns during fiscal year 2011. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response 3

We expect to provide enhanced disclosures in our 2012 Form 10-K similar to the following, based on circumstances existing in periods presented ($ amounts in millions):

“Policies and practices for product returns vary by jurisdiction, but within many jurisdictions, we allow an unlimited right of return. We record a provision for estimated sales returns based on historical experience with product returns. Over the past three years sales returns have been in the range of $370 to $447, or approximately 3.8% of total revenue, which has been generally in line with our expectations. If the historical data we use to calculate these estimates does not approximate future returns, due to changes in marketing or promotional strategies, or for other reasons, additional allowances may be required.”

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

In response to your note that the amount of returned products exceeded the increase to our allowance for sales returns in 2011, we would like to provide a supplemental explanation. During 2010 in Brazil, the government mandated an e-invoicing process whereby companies were required to receive approval from the government for each invoice prior to shipping product and issuing such invoice to the customer. This e-invoicing process created challenges resulting in a longer effort to implement a returns process to satisfy the government's e-invoicing requirements, which resulted in a backlog in processing returns in the latter portion of 2010. The returns were appropriately estimated in our 2010 Financial Statements, and the reserve for returns increased when comparing December 2009 reserve balances to December 2010 balances. Accordingly, the increase to the allowance during 2010 exceeded the amount of returned products in 2010. As the required processes were implemented near the end of 2010, the backlog of returns was reduced to normal levels during 2011, which resulted in returned products in excess of the increase in the allowance during 2011.

Comment 4

Pension, Postretirement and Postemployment Expense, page 21

4.	Please provide a sensitivity analysis of the material assumptions to your pension obligations. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response 4

In the 2012 Form 10-K, we will provide a disclosure similar to the following but updated for 2012 information ($ amounts in millions):

“A 50 basis point change (in either direction) in the expected rate of return on plan assets, the discount rate or the rate of compensation increases, would have had approximately the following effect on 2011 pension expense and the pension benefit obligation at December 31, 2011:

	Increase/(Decrease) in Pension Expense		Increase/(Decrease) in Pension Obligation
	50 Basis Point		50 Basis Point
	Increase	Decrease	Increase	Decrease
Rate of return on assets	$(5.1)	$5.1	N/A	N/A
Discount rate	$(8.5)	$8.3	$(89.8)	$96.0
Rate of compensation increase	$1.3	$(1.2)	$7.5	$(7.3)	"

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Comment 5

Taxes, page 22

5.
You disclose on page F-18 that your valuation allowance was impacted by several of your foreign entities continuing to incur losses during 2011. In future filings, please quantify the amount of net deferred tax assets recognized for your material jurisdictions, along with the taxable income/(loss) recognized for the most recent fiscal year. This disclosure will provide investors with context for the realizability of your deferred tax assets disclosed by jurisdiction. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response 5

As noted in our disclosure, the valuation allowance was impacted by several of our foreign entities continuing to incur losses during 2011. These losses were primarily caused by intercompany financing transactions that caused expense in one wholly-owned subsidiary with equal and offsetting income in another wholly-owned subsidiary. Accordingly, there is no impact on consolidated earnings. There are no significant net deferred tax assets associated with these foreign entities incurring losses in 2011, as a valuation allowance has been recorded on substantially all of these losses.

In our 2012 Form 10-K, we plan to revise our disclosure to provide additional information similar to the following, but updated for 2012 information ($ amounts in millions):

“At December 31, 2011, we recognized net deferred tax assets of $1,034.7, net of a valuation allowance of $546.1. We have gross deferred tax assets relating to tax loss carryforwards of $576.8 primarily from foreign jurisdictions, for which a valuation allowance of $522.4 has been provided. We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. While we have considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would decrease earnings in the period such determination was made. We have recognized deferred tax assets of $282.1 relating to foreign tax credit carryforwards that will expire between 2018 and 2021. To the extent future U.S. taxable income is less favorable than currently

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

projected by management, our ability to utilize these foreign tax credits may be affected and a valuation allowance may be required. Deferred taxes are not provided on the portion of unremitted earnings of subsidiaries outside of the U.S. when we conclude that these earnings are indefinitely reinvested. Deferred taxes are provided on earnings not considered indefinitely reinvested.”

Results of Continuing Operations - Consolidated, page 25
Selling, General and Administrative Expenses, page 26

Comment 6

6.
In future filings, please quantify the impact of each of the major factors that contributed to the increase or decrease in selling, general and administrative expenses, including, but not limited to, advertising and RVP costs, fees associated with investigations including the FCPA investigation and related compliance reviews, and the impact of CTI restructuring costs. We note that you have quantified certain of these factors, but do not quantify them consistently year-over-year so that investors may determine the affect of the various factors on your expenses.

Response 6

In future filings, we will quantify the impact of major factors contributing to an increase or decrease in selling, general and administrative expenses as a percentage of revenues. In our Form 10-Q on page 23, we disclosed:

“Selling, general and administrative expenses as a percentage of revenue for the three months ended March 31, 2012 increased 350 basis points compared to the same period of 2011, while Adjusted Non-GAAP selling, general, and administrative expenses as a percentage of revenue increased 310 basis points, primarily due to the following:

•
120 basis points from increased investments in Representative Value Proposition ("RVP"), primarily driven by investments in the One Simple Sales Model in the U.S. and an increased focus on Representative engagement in Brazil;

•	60 basis points from higher bad debt expense primarily due to a higher provision to increase reserves for bad debt in South Africa;

•	60 basis points from higher compensation costs, impacted by a bonus accrual reversal that occurred in 2011, as well as wage inflation in 2012; and

•	50 basis points from increased investment in brochures.”

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Comment 7

7.
You disclose on page 18 that you continue to experience increases in labor and commodity costs, including oil, silver and cotton. We further note that on page 23 you state that you lowered your revenue and earnings projections for Silpada largely due to rising silver costs. In future filings please quantify period over period changes for labor and commodity costs, including oil, silver and cotton - as well as any other material raw materials or inputs as part of your discussion and analysis of gross margin at the consolidated level and operating margin at the segment level. Refer to Section 501.12.b. of the Financial Reporting Codification for guidance.

Response 7

In future filings, we will quantify the impact of changes in labor and commodity costs. In our Form 10-Q on page 23, we disclosed the impacts of labor and commodity costs on consolidated gross margin, included below:

“For the three months ended March 31, 2012, gross margin and Adjusted Non-GAAP gross margin decreased by 310 basis points and 300 basis points, respectively, primarily due to the following:

•
decline of 250 basis points from higher supply chain costs, primarily caused by commodities (170 basis points), manufacturing overhead (50 basis points) which is due to higher labor costs due to wage inflation primarily in Latin America, and increased freight costs (30 basis points);

•	40 basis point negative impact of foreign currency; and

•	40 basis point negative impact of product mix and pricing.”

Additionally, we disclosed the impact of higher compensation costs on selling, general and administrative expenses, which is included in Response 6. Please also note the additional quantifications provided in the discussion of each segments' results: Latin America on page 25, North America on page 26, Central & Eastern Europe on page 27, Western Europe, Middle East & Africa on page 28, and Asia Pacific on page 28, the relevant excerpts of which are set forth below.

Latin America:
“Operating margin for the three months ended March 31, 2012 was negatively impacted by .6 points as compared to the prior year period due to the negative impact of higher CTI restructuring. The decrease in Adjusted Non-GAAP operating margin for the three months ended March 31, 2012 was primarily driven by:

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

•
3.3 points of lower gross margin caused primarily by approximately .8 points from foreign exchange, .7 points from wage inflation, .6 points from commodities, primarily oil, and .6 points from higher obsolescence;

•	1.3 points from increased overhead primarily due to wage inflation;

•	1.2 points from increased investments in RVP, primarily in Brazil; and

•
1.1 points due to higher distribution costs primarily related to increases in compensation and transportation costs (.8 points) and external warehouse costs (.5 points), partially offset by the elimination of dual facilities (.3 points).”

North America:
“Operating margin for the three months ended March 31, 2012 as compared to the prior year period benefited by 1.4 points due to lower CTI restructuring. Adjusted Non-GAAP operating margin during the three months ended March 31, 2012 declined primarily due to:

•
3.2 points of lower gross margin caused primarily by 2.3 points from the negative impact of mix and pricing, and 1.2 points due to higher supply chain costs due to transportation and commodities, primarily cotton, oil, silver, and palm oil; and

•	2.8 points from increased investments in RVP, partly due to costs related to the One Simple Sales Model implementation in the U.S.”

Central & Eastern Europe:
“Operating margin for the three months ended March 31, 2012 as compared to the prior year period was negatively impacted by 1.4 points due to higher CTI restructuring. On an Adjusted Non-GAAP basis, operating margin decreased during the three months ended March 31, 2012 primarily due to lower gross margin of .9 points, which was primarily due to commodity cost pressures, mainly oil and resin, as well as increased investment in brochures which negatively impacted operating margin by .7 points.”

Western Europe, Middle East & Africa:
“Operating margin for the three months ended March 31, 2012 as compared to the prior year period was negatively impacted by .8 points from higher CTI restructuring. Adjusted Non-GAAP operating margin for the three months ended March 31, 2012 was negatively impacted by 6.7 points of higher bad debt expense primarily due to a higher provision to increase reserves for bad debt in South Africa as a result of growth in Representatives in new territories, of which 4.2 points was an out-of-period adjustment. Operating margin was also negatively impacted by lower gross margin, which was caused by a negative impact of approximately 4 points due to foreign exchange, primarily due to the weakening of the Turkish Lira against the Euro, and 1.1 points due to higher obsolescence.”

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Asia Pacific:
“Operating margin for the three months ended March 31, 2012 was negatively impacted by .5 points as compared to the prior year period due to the negative impact of higher CTI restructuring. Adjusted Non-GAAP operating margin declined during the three months ended March 31, 2012, primarily driven by approximately 1.2 points due to lower revenues while continuing to incur overhead expenses that do not vary directly with revenue, and .5 points due to higher bad debt expense which was a result of growth in developing markets coming from new Representatives. Partially offsetting these items was lower investments in RVP, which had approximately .7 points of a favorable impact on operating margin.”

Comment 8

8.
In future filings, please provide investors with a more comprehensive discussion and analysis of the impact changes in active representatives and units sold have on revenues at the consolidated and segment levels and on gross margin and operating margin at the consolidated and segment levels, respectively. As part of this expanded analysis, please quantify the impact changes in these factors have impacted the corresponding line items. To the extent that there are other material factors impacting revenues, gross margin and/or operating margin, please ensure your discussion and analysis provides investors with an understanding of facts and circumstances surrounding each material factor, including quantification of the extent to which the material factor is impacting these line items. For example, we note that higher bad debt expense negatively impacted certain of your segment's operating margins without an explanation as to why. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response 8

In future filings, we will disclose the impact that changes in active Representatives and units sold have on revenues. In our Form 10-Q on page 23, we disclosed these impacts on consolidated revenues, included below:

“Total revenue decreased 2% in the three months ended March 31, 2012, with unfavorable foreign exchange contributing 3 percentage points to the revenue decrease. Constant $ revenue increased 1% due to an increase in average order of 3% driven by a higher net per unit, partly offset by a 2% decline in Active Representatives and a 1% decline in units sold.”

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

We do not track the impact that changes in Active Representatives and units sold has on gross margin or operating margin as we do not feel this would provide useful information, rather we feel these are metrics that provide additional insights to our Revenue performance.

Please note the additional quantifications for material factors impacting operating margin provided in the discussion of each segments' results: Latin America on page 25, North America on page 26, Central & Eastern Europe on page 27, Western Europe, Middle East & Africa on page 28, and Asia Pacific on page 28, the relevant excerpts of which are included below. Please note the disclosures of the reasons for higher bad debt expense in the Western Europe, Middle East & Africa segment and the Asia Pacific segment discussions.

Latin America:
“Operating margin for the three months ended March 31, 2012 was negatively impacted by .6 points as compared to the prior year period due to the negative impact of higher CTI restructuring. The decrease in Adjusted Non-GAAP operating margin for the three months ended March 31, 2012 was primarily driven by:

•
3.3 points of lower gross margin caused primarily by approximately .8 points from foreign exchange, .7 points from wage inflation, .6 points from commodities, primarily oil, and .6 points from higher obsolescence;

•	1.3 points from increased overhead primarily due to wage inflation;

•	1.2 points from increased investments in RVP, primarily in Brazil; and

•
1.1 points due to higher distribution costs primarily related to increases in compensation and transportation costs (.8 points) and external warehouse costs (.5 points), partially offset by the elimination of dual facilities (.3 points).”

North America:
“Operating margin for the three months ended March 31, 2012 as compared to the prior year period benefited by 1.4 points due to lower CTI restructuring. Adjusted Non-GAAP operating margin during the three months ended March 31, 2012 declined primarily due to:

•
3.2 points of lower gross margin caused primarily by 2.3 points from the negative impact of mix and pricing, and 1.2 points due to higher supply chain costs due to transportation and commodities, primarily cotton, oil, silver, and palm oil; and

•	2.8 points from increased investments in RVP, partly due to costs related to the One Simple Sales Model implementation in the U.S.”

Central & Eastern Europe:
“Operating margin for the three months ended March 31, 2012 as compared to the prior year period was negatively impacted by 1.4 points due to higher CTI restructuring. On an Adjusted Non-GAAP basis, operating margin decreased during

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

the three months ended March 31, 2012 primarily due to lower gross margin of .9 points, which was primarily due to commodity cost pressures, mainly oil and resin, as well as increased investment in brochures which negatively impacted operating margin by .7 points.”

Western Europe, Middle East & Africa:
“Operating margin for the three months ended March 31, 2012 as compared to the prior year period was negatively impacted by .8 points from higher CTI restructuring. Adjusted Non-GAAP operating margin for the three months ended March 31, 2012 was negatively impacted by 6.7 points of higher bad debt expense primarily due to a higher provision to increase reserves for bad debt in South Africa as a result of growth in Representatives in new territories, of which 4.2 points was an out-of-period adjustment. Operating margin was also negatively impacted by lower gross margin, which was caused by a negative impact of approximately 4 points due to foreign exchange, primarily due to the weakening of the Turkish Lira against the Euro, and 1.1 points due to higher obsolescence.”

Asia Pacific:
“Operating margin for the three months ended March 31, 2012 was negatively impacted by .5 points as compared to the prior year period due to the negative impact of higher CTI restructuring. Adjusted Non-GAAP operating margin declined during the three months ended March 31, 2012, primarily driven by approximately 1.2 points due to lower revenues while continuing to incur overhead expenses that do not vary directly with revenue, and .5 points due to higher bad debt expense which was a result of growth in developing markets coming from new Representatives. Partially offsetting these items was lower investments in RVP, which had approximately .7 points of a favorable impact on operating margin.”

Comment 9

Capital Resources, Page 39

9.
In future filings, please disclose the amount available under your $1 billion revolving credit and competitive advance facility without violating any covenants as of the most recent balance sheet date. Please refer to Section 501.13 of the Financial Reporting Codification for guidance.

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response 9

In future filings, we will disclose the amount available under our $1 billion revolving credit facility without violating any covenants as of the balance sheet date. In our Form 10-Q on pages 30-31, we disclosed the following:

“We maintain a $1 billion revolving credit facility, which expires in November 2013. As discussed below, the $1 billion available under the credit facility is effectively reduced to the extent of any commercial paper outstanding. The credit facility contains various covenants, including a financial covenant that requires our interest coverage ratio (determined in relation to our consolidated pretax income and interest expense) to equal or exceed 4:1. Based on interest rates at March 31, 2012, the full $1 billion facility can be drawn down without violating any covenant, at which point the outstanding commercial paper would have to be settled.”

Comment 10

Note 1 - Description of the Business and Summary of Significant Accounting Policies, page F-9

10.
We note that you are including fees charged to Representatives for the sale of brochures within selling, general and administrative expenses rather than in other revenues. Please tell us the specific reference to the authoritative literature that supports your presentation of these fees you have earned. Otherwise, please reclassify these fees to other revenues for each period presented in future filings. Please tell us if there are any other fees that you have earned but are not included in net sales or other revenue. As part of your response, please provide us with the specific reference to the authoritative literature that supports your presentation and the amount in question for each period presented. In this regard, we note that you reclassified order processing fees from selling, general and administrative expenses to other revenues for fiscal year 2009. Please confirm to us that all order processing fees for all periods presented have been reclassified to other revenues.

Response 10

[*]

Comment 11

Note 9 - Fair Value, page F-24

11.
In future filings, please provide all of the disclosures required by ASC 820-10-50-5 for fair value measurements on a nonrecurring basis for all periods presented in future filings beginning with your next Form 10-Q. Please note

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

•	The carrying value per asset classification prior to the impairment charge

•	The fair value per asset classification (or implied fair value in the case of a goodwill impairment charge) used to calculate the impairment charge

•	The level within the fair value hierarchy in which the fair value measurements in their entirety fall; and

•
The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Please provide us with the expanded disclosures you intend to include in your next Form 10-Q for the material impairment charges you recognized in the fourth quarter of fiscal year 2011.

Response 11

In future filings, we will provide all of the disclosures required for fair value measurements on a nonrecurring basis. In our Form 10-Q on pages 16-17, we disclosed the following:

“Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis
The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2011, and indicates the placement in the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Level 1	Level 2	Level 3	Total
Assets:
Silpada goodwill	$—	$—	$116.7	$116.7
Silpada indefinite-lived trademark	—	—	85.0	85.0
Total	$—	$—	$201.7	$201.7

In the fourth quarter of 2011, we completed the annual goodwill and indefinite-lived intangible assets impairment assessments and subsequently determined that the goodwill and indefinite-lived trademarks associated with Silpada were impaired. As a result, the carrying amount of Silpada's goodwill was reduced from $314.7 to its implied fair value of $116.7, resulting in an impairment charge of $198.0. In addition, the carrying amount of Silpada's indefinite-lived trademarks was reduced from $150.0 to its implied fair value of $85.0, resulting in an impairment charge of $65.0.

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

We use a discounted cash flow ("DCF") approach to estimate the fair value of a reporting unit, which we believe is the most reliable indicator of fair value of a business, and is most consistent with the approach a market place participant would use. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require our significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, among other factors. Key assumptions used in measuring the fair value of Silpada included the discount rate (based on the weighted-average cost of capital), revenue growth, silver prices, and Representative growth and activity rates. The fair value of the Silpada trademark was determined using a risk-adjusted DCF model under the relief-from-royalty method. The royalty rate used was based on a consideration of market rates.”

Comment 12

Note 12 - Employee Benefit Plans, page F-27

12.
In future filings, please include your accounting policy for amortizing prior service costs and actuarial gains/(losses) into the consolidated statements of income. If you are using the corridor method to amortize your actuarial gains/(losses), please disclose if you are calculating the corridor based on fair value or calculated value. Please also disclose if the calculation of the expected rate of return on plan assets is based on calculated value or fair value. If you are using the calculated value, please disclose the method you are using to determine calculated value. Please provide us with the disclosure you intend to include in future filings.

Response 12

In future filings, we will include our accounting policy for amortizing prior service costs and actuarial gains/(losses) into the consolidated statements of income. Below is an example of the disclosure we plan to provide in our 2012 Annual Report on Form 10-K:

“We are required, among other things, to recognize the funded status of pension and other postretirement benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, were recognized as components of accumulated other comprehensive income in shareholders' equity. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

more significant plans, whereby gains and losses are smoothed over three and five year periods.”

Comment 13

Note 16 - Contingencies, page F-40

13.
Regarding your loss contingencies associated with the internal investigations, compliance reviews, government investigation and derivative and class action matters, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next Form 10-Q, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In this regard, we note your disclosure could be material to your consolidated financial statements. Please refer to ASC 450-20-50. Please note that this disclosure may be provided on an aggregated basis.

Response 13

Pursuant to ASC 450, the Company regularly evaluates the probability of a potential loss for its material legal matters. If with respect to such matters it is determined that a loss is both probable and reasonably estimable, then the amount of the loss that is deemed probable is accrued as a liability. The Company acknowledges that for a contingency for which there is at least a reasonable possibility that a loss or an additional loss may have been incurred, ASC 450-20-50-4 requires disclosure of an estimate of the reasonably possible loss or range of reasonably possible losses over and above any accrued amounts or a statement that such an estimate cannot be made. With respect to the internal investigations, compliance reviews, government's investigation, and class action matters, disclosed pursuant to ASC 450-20-50-3, the Company notes in its Form 10-Q that the Company was “unable to make an estimate of the amount or range of loss that it is reasonably possible that [it] could incur from an unfavorable outcome.” With respect to the derivative actions disclosed in the Form 10-Q, such actions are claimed to be brought on behalf of the Company to obtain a recovery for the Company. Please see the Company's response below to Comment 14 for more details about the above-described matters. The Company will continue to monitor its various legal matters and will update its disclosure in response to the requirements of ASC 450-20-50 as appropriate.

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Comment 14

14.
If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response 14

On at least a quarterly basis, the Company consults its internal and outside legal counsel regarding material legal matters in which the Company is involved. Each quarter, internal legal counsel also meets with Finance and regional and senior management in commercial business unit meetings and also separately with the Company's Disclosure Committee to review and discuss, as appropriate or necessary, material legal matters to ensure accuracy and completeness of information, assess the need for accruals for litigation and other legal claims, and review the adequacy of Avon's disclosure relating to legal contingencies.

When the Company confers with its internal and outside counsel regarding material legal matters, various factors are discussed, as applicable, including, among other things, (i) the nature of the matters; (ii) the status of each matter, including whether any discovery has occurred; (iii) the advice of legal counsel and other advisors related to each matter; (iv) the Company's experience or experience of other entities in similar matters; (v) the damages sought, if known or determinable for each matter; (vi) whether such damages are unsupported and/or exaggerated; (vii) substantive rulings by a court or other decision-making body; (viii) information gleaned through settlement discussions; (ix) discussions with governmental or regulatory agencies; (x) whether there is uncertainty as to the outcome of pending appeals or motions; (xi) whether there are significant factual issues to be resolved; and/or (xii) whether the matters involve novel legal issues or unsettled legal theories. Based on these discussions, the Company concludes whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or whether a reasonable estimate cannot be made for a matter.

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

The Company's Form 10-Q discloses the following categories of pending civil litigation:

(1)
Derivative actions alleging breach of fiduciary duty, abuse of control, waste of corporate assets and (in one case) unjust enrichment, relating to the Company's compliance with the FCPA. As noted in the Company's prior disclosures, the consolidated federal derivative actions have been voluntarily dismissed and defendants are awaiting the filing of amended complaints in the two state court derivative actions that remain pending.

(2)
Federal securities class action suit alleging false and misleading statements and omissions with respect to, among other things, the Company's compliance with the FCPA. As noted in the Company's disclosures, an amended complaint has been filed, and defendants' motion to dismiss is due June 14, 2012.

(3)
Shareholder class action suits (one of which also includes a derivative claim) alleging breach of fiduciary duty in connection with the Board's response to expressions of interest from Coty. These suits were filed in April 2012. We are expecting an amended and consolidated complaint to be filed, whereupon we anticipate filing a motion to dismiss.

Because of, among other things, the early stages of these cases, which have not yet even survived a motion to dismiss, an estimate of loss or range of loss cannot be made. Additional reasons an estimate of loss or range of loss cannot be made that may be or may become applicable to one or more of the foregoing cases include the following: that the proceeding is in an early stage, even if it does survive a motion to dismiss; that the damages sought are unspecified, unsupported or uncertain; that the plaintiff is seeking relief other than or in addition to compensatory damages; that it is unclear whether a case brought as a class action would be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class would be defined; that it is unclear whether a case brought as a derivative action would be allowed to proceed on that basis; that the matter presents meaningful legal uncertainties; that discovery has not started or is not complete; and that there are certain factual matters that may be disputed. We note that the derivative actions are claimed to be brought on behalf of the Company to obtain a recovery for the Company.

As discussed in its Form 10-Q, the Company's internal investigations and compliance reviews and government's investigation are ongoing and the Company cannot predict their ultimate scope, duration or outcome. Because of these considerations, among other things, the Company is unable to make an estimate of the amount or range of loss that it is reasonably possible that the Company could incur from an unfavorable outcome.

As the above-described matters progress, we will continue to regularly evaluate whether - in light of court rulings on motions, developments in discovery, work by experts,

Mr. Terence O'Brien

May 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

discussions concerning settlement (should such discussions occur) and other factors or developments - it is possible to estimate a reasonably possible loss or range of loss for a particular matter.

The Company believes that the disclosure that it presented in its Form 10-Q appropriately addresses the disclosure requirements of ASC 450-20-50.

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Tracey McKoy, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP